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                                                                      EXHIBIT 21

                                LEHMAN BROTHERS

                                                                January 10, 1997

Board of Directors
SyStemix, Inc.
3155 Porter Drive
Palo Alto, CA 94304

Members of the Board of Directors:

    We understand that Novartis, Inc. ("Novartis"), Novartis Biotech Holdings Corporation, an indirect wholly-owned subsidiary of Novartis ("Purchaser"), and SyStemix ("SyStemix" or the "Company") intend to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Purchaser will commence a tender offer to purchase all of the outstanding shares of the Company's common stock at $19.50 per share (the "Offer"). Pursuant to the terms and subject to the conditions of the Agreement, after consummation of the Offer, Purchaser will merge with and into the Company (the "Merger"). (The Merger, together with the Offer, are hereinafter referred to as the "Proposed Transaction".) In the Merger, all shares of the Company's common stock (other than (i) shares held in the Company's treasury, (ii) shares held by Novartis or any of its subsidiaries, and (iii) shares as to which dissenters' rights have been perfected) will be exchanged for cash equal to the amount per share paid in the Offer. The other terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

    We have been requested by Harold Edgar, Joseph Ruvane and Edgar Schollmaier, in their capacity as members of the Board of Directors of the Company (the "Independent Directors"), to render our opinion with respect to the fairness, from a financial point of view, to the stockholders of the Company, other than Novartis, of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

    In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) the annual report of the Company for the fiscal year ended December 31, 1995 filed on form 10-K, the quarterly financial report of the Company for the fiscal quarter ended September 30, 1996 filed on Form 10-Q and such other publicly available information concerning the Company that we believe to be relevant to our analysis, (3) other financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company (including financial projections for years 1996 to 2005 under various operating assumptions), (4) a trading history of the Company's common stock from August 7, 1991 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) an analysis of the cash required to fund the Company's near term capital and operating requirements, the cash currently available to the Company and the alternatives available to the Company to obtain additional financing, and (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have held discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and further have relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have

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assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. However, for purposes of our analysis, we also have considered certain more conservative assumptions and estimates which resulted in significant adjustments to the projections of the Company. We have discussed these adjusted projections with the Company's management and they have agreed that, because the Company's projections have been prepared based on assumptions which include the success of each of its products in human clinical trials and in the marketplace, it is appropriate for us to adjust such projections to reflect the uncertainties inherent in the business and prospects of the Company and in the Company's ability to secure adequate financing in the future to fund its capital and operating requirements. Without agreeing with each particular adjustment we have made, the Company's management believes that the overall extent of our adjustments to the Company's projections is reasonable and that our use of such adjusted projections in our analysis is appropriate. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company other than Novartis in the Proposed Transaction is fair to such stockholders.

    We have acted as financial advisor to the Independent Directors in connection with the Proposed Transaction and will receive a fee from the Company for our services, which is contingent in part upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Independent Directors and is rendered to the Independent Directors in connection with their consideration of the Proposed Transaction. This opinion also is for the use and benefit of Irving
L. Weissman, M.D. and John J. Schwartz, Ph.D., in their capacity as members of the Board of Directors of the Company, and is rendered to them in connection with their consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

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                                             Very truly yours,

                                             LEHMAN BROTHERS
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